UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Carolan, Mary-Ann
   c/o PSInet Inc.
   510 Huntmar Park Drive
   Herndon, VA  20170
   USA
2. Issuer Name and Ticker or Trading Symbol
   PSINet Inc.
   PSIX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President - International Integration
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $.01 par valu|12/1  |M   | |3,336             |A  |$2.00      |                   |      |                           |
e                          |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.01 par valu|12/1  |M   | |150               |A  |$4.15      |                   |      |                           |
e                          |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.01 par valu|12/1  |M   | |9,665             |A  |$7.50      |23,151             |D     |                           |
e                          |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase co|$2.00   |12/1 |M   |V|3,336      |D  |*    |5/12/|Common Stock|3,336  |$2.00  |6,664       |D  |            |
mmon stock            |        |     |    | |           |   |     |04   |, $.01 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Options to purchase co|$4.15   |12/1 |M   |V|150        |D  |**   |12/25|Common Stock|150    |$4.15  |150         |D  |            |
mmon stock            |        |     |    | |           |   |     |/04  |, $.01 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Options to purchase co|$7.50   |12/1 |M   |V|9,665      |D  |***  |4/21/|Common Stock|9,665  |$7.50  |40,000      |D  |            |
mmon stock            |        |     |    | |           |   |     |05   |, $.01 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*Exercisable in respect of an initial amount of 10, 000 shares on May 17, 1997, the third anniversary date of the grant, and, thereafter, in three annual increments of approximately 3,333 shares each on May 17, 1998, 1999 and 2000, subject to continued employment on each of such vesting dates.
**Exercisable in six annual increments of 50 shares each beginning on December 25, 1995, the first anniversary of the date of the grant, subject to continued employment on each of such vesting dates.
***Exercisable in respect of an initial amount of 20, 000 shares on April 20, 1998, the third anniversary date of the grant, and, thereafter, in three annual increments of approximately 6,666 shares each on April 20, 1999, 2000 and 2001, subject to continued employment on each of such vesting dates.
SIGNATURE OF REPORTING PERSON
Mary Ann Carolan
DATE
December 1, 1998